Exhibit 99.1

April 15, 2021

GOLD STANDARD VENTURES PROVIDES EXPLORATION AND MANAGEMENT UPDATE

Pinion drill hole PC20-22 intersects 61.1m of 1.07 g Au/t, extending mineralization to the south at the Pinion SB Zone

VANCOUVER, B.C. - Gold Standard Ventures Corp. (NYSE AMERICAN: GSV) (TSX: GSV) (“Gold Standard” or the “Company”) today announced drill results from 15 metallurgical core holes and 2 additional development holes at the Pinion oxide gold deposit (https://goldstandardv.com/site/assets/files/4486/pinion_2020_drilling_map.pdf). Assays for five 2020 geotechnical core holes (PC20-17 through PC20-21) are pending.

Key Exploration Highlights:

  Decreased drill spacing at the Pinion Inferred oxide resource continues to support conversion to Measured and Indicated resources for inclusion in the upcoming Feasibility Study.

  PC20-22, a south directed core hole, intersected an oxidized interval of 61.1m of 1.07 g Au/t, including two higher-grade intervals of 14.2m of 1.77 g Au/t and 19.0m of 1.43 g Au/t.

    These results are on the southern margin of the drill pattern and expand the Pinion deposit approximately 50m to the south.

    Oxide mineralization remains open to the south and east of this intercept.

  Currently fifteen drill holes define the Pinion SB Zone, a N60W striking zone of higher- than-average deposit gold grade, considerable breccia thickness and an increase in igneous sills and dikes. Along this trend, oxide mineralization exhibits vertical and strike continuity over an area approximately 300m (along a NW/SE strike) by approximately 170m wide. Oxide mineralization remains open for another 600m to the southeast of this drilling and at depth.

    SB Zone drill hole map (https://goldstandardv.com/site/assets/files/4486/select_sb_zone_drillholes.pdf).

    SB Zone cross section (https://goldstandardv.com/site/assets/files/4486/sb_zone_cross_section.pdf).

Jason Attew, President and CEO, commented, “We are excited about the southern extension opportunity at Pinion. The Pinion SB Zone has returned some of the highest grade drill holes in the 40-year exploration history at Pinion. Mineralization remains open to the southeast and we believe represents one of the best opportunities across the property to extend mine life at the South Railroad Project. We look forward to continuing to explore this target in 2021.”

Other Exploration Highlights:

  Metallurgical core holes PC20-01 through PC20-15 verified the tenor, vertical and strike continuity, and oxide character of the gold mineralization at the Pinion deposit.

Gold Standard Ventures Corp.	PHONE	+1 604.687.2766	Suite 610 - 815 West Hastings Street
www.goldstandardv.com			Vancouver, BC, Canada V6C 1B4

  PC20-02 intersected 23.3m of 1.69 g Au/t, including 12.1m of 2.19 g Au/t, and PC20-14 intersected 42.1m of 1.02 g Au/t, including 15.2m of 1.78 g Au/t.

  PC20-15 intersected 39.1m of 0.94 g Au/t north of reverse-circulation holes PR20-09, -10 and -11 (see October 20, 2020 news release for further details with respect to those drill holes). All four holes intersected shallow oxide mineralization in the southeast portion of the 2020 drill pattern. Oxide mineralization in this area begins approximately 40m to 55m below the current topographic surface and remains open to east and south for additional drill testing.

  PC20-02 intersected a reduced gold zone of 7.1m of 1.76 g Au/t approximately 85m northwest of PR20-34, a reverse-circulation hole with a reduced intercept of 10.7m of 2.14 g Au/t (see November 12, 2020 news release for further details with respect to that drill hole). These reduced intercepts, calculated at a 1.0 g Au/t cutoff, represent a newly observed gold host - the Tripon Pass Formation - and style of disseminated gold mineralization that has not been previously encountered at Pinion.

Pinion Drill Results:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
PC20-01	Core		-90	219.5	141.1-152.1	11.0	0.74
					159.7-171.6	11.9	0.51
					176.2-219.5	43.3	0.46
PC20-02	Core		-90	257.6	160.5-167.6	7.1	1.76
					201.2-224.4	23.3	1.69
				Including	211.8-223.9	12.1	2.19
PC20-03	Core	270	-74	237.7	163.9-171.9	8.0	1.59
					177.1-204.7	27.6	0.44
					225.3-229.7	4.4	1.14
PC20-04	Core	270	-84	314.6	195.7-204.8	9.1	0.52
					219.8-246.0	26.2	0.47
					251.5-293.3	41.8	0.58
				Including	267.4-275.8	8.4	1.09
PC20-05	Core		-90	185.9	159.5-172.3	12.8	0.68
PC20-06	Core		-90	253.8	246.8-253.6	6.8	0.51
PC20-07	Core		-90	182.9	135.8-149.8	14.0	2.12
PC20-08	Core		-90	189.0	167.1-188.4	21.3	0.48
PC20-09	Core		-90	121.9	91.3-104.9	13.6	0.77

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PC20-10	Core		-90	219.5	198.0-212.0	14.0	0.40
PC20-11	Core	90	-75	188.9	110.7-133.7	23.0	0.80
PC20-12	Core		-90	259.1	183.5-209.4	25.9	0.32
PC20-13	Core		-90	289.6	227.7-238.4	10.7	0.26
PC20-14	Core		-90	271.3	229.2-271.3	42.1	1.02
				Including	229.2-244.4	15.2	1.78
PC20-15	Core		-90	137.2	53.6-92.7	39.1	0.94
PC20-22	Core	170	-84	344.9	216.0-277.1	61.1	1.07
				Including	217.6-231.8	14.2	1.77
				Including	258.1-277.1	19.0	1.43
					277.1-283.6	6.5	1.52
PR20-61	RC	305	-80	304.8	199.7-231.7	32.0	0.56

Note: Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff for oxide mineralization and a 1.0 g Au/t cutoff for reduced mineralization. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance

All Gold Standard sampling was conducted under the supervision of the Company’s senior geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. Samples from holes PC20-01 through PC20-04, PR20-61, and PC20-22 were delivered to Bureau Veritas Mineral Laboratories preparation facility in either Sparks, NV or Hermosillo, Mexico where they were crushed and pulverized. Resulting sample pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. The remainder of the samples were shipped to Paragon Geochemical’s certified laboratory in Sparks, NV where they were crushed and pulverized. Resulting sample pulps were digested and analyzed for gold using fire assay fusion and an ICP-OES finish on a 30-gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

All third party laboratories and service providers used or retained in the analysis of the samples are independent of Gold Standard.

Qualified Persons

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Steven R. Koehler, Manager of Projects, is the Company’s Qualified Person (QP) as defined by National Instrument 43-101 and has reviewed and approved the technical contents of this news release.

Management Update

The Company also announces the retirements of Don Harris, General Manager, effective May 13, 2021, and Steven Koehler, Manager of Projects, effective April 21, 2021.

Jason Attew, President and CEO, commented, “Mr. Harris and Mr. Koehler have been instrumental in the development of the South Railroad Project and the surrounding property package. They leave a legacy at Gold Standard and we wish them both the best in their respective retirements.”

Richard Yancey will join the project team as Geology Manager, effective May 3, 2021. Mr. Yancey brings over 30 years of geology and exploration experience and was most recently with Coeur Mining at the Rochester mine in Pershing County, Nevada. Prior to that, he held positions with Tahoe Resources, Kennecott Copper, and Barrick Gold.

Eric Hill will also join the project team as Chief Metallurgist, effective May 3, 2021. Mr. Hill has over a decade of experience in metallurgy, operations, and project management. Mr. Hill has worked for Newmont, Kinross Gold, and Jacob’s Engineering.

Larry Radford, Chief Operating Officer, commented, “I look forward to working with Richard and Eric as we advance the Feasibility Study and move the project towards a construction decision.”

About Gold Standard

Gold Standard is developing the South Railroad Project, an open pit, heap leach gold project located in Elko County, Nevada. The project is part of a +21,000 hectare land package on the Carlin Trend, and is 100% owned or controlled by Gold Standard. The goal of the Company is to become the low-cost junior producer of choice in Nevada, one of the premier mining jurisdictions in the world.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements, which relate to future events or future performance. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the conversion of Inferred mineral resources to Measured and Indicated mineral resources; the planned feasibility study, and the ability of the Company to upgrade Inferred mineral resources to Measured and Indicated mineral resources for inclusion therein; the nature and extent of mineralization at the Pinion deposit; the extension of forecast mine life at the South Railroad Project (“SRP”); the Company’s future exploration plans and objectives; the expected size and dimensions of the planned pit and area of demonstrated mineral resources SRP; and about the potential financing and construction of the South Railroad Project. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company, including that the Company will be successful in converting Inferred mineral resources to Measured and Indicated mineral resources for inclusion in the planned feasibility study; that the Company will complete the planned feasibility study on the timelines currently contemplated by the Company; that the Company’s exploration programs and activities at SRP will be successful in discovering further resources at SRP, upgrading current resources at SRP and extending the projected SRP mine life; that the pit and the area of demonstrated mineral resources at SRP will conform to that set out in the preliminary feasibility study for SRP; and that the Company will be successful in the financing and construction of the SRP. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among others: that the Company may not successfully convert Inferred mineral resources to Measured and Indicated mineral resources by the time the planned feasibility

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study is published, or at all; that the Company may not complete the planned feasibility study on the timeline currently contemplated, or at all; that the Company’s exploration programs and activities at SRP will not be successful in discovering further resources at SRP, upgrading current resources at SRP and/or extending the projected SRP mine life; that the pit and the area of demonstrated mineral resources at SRP will be different than that set out in the preliminary feasibility study for SRP, as a result of the Company’s feasibility study or otherwise; that the Company may not be successful in financing and constructing the SRP; that the SRP may never be placed into production; global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

For further information contact:
Michael McDonald
Vice President, Corporate Development & Investor Relations
Phone: 1-604-687-2766
E-Mail: info@goldstandardv.com

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